UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024
Commission File Number: 001-41413
UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the letter to the shareholders of United Maritime Corporation (the “Company”), the notice, proxy statement and proxy card for the Company’s 2024 Annual Meeting of Shareholders scheduled to be held on November 7, 2024.
This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273116 and 333-266099).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

Date: October 4, 2024